**Exhibit 99.3**



H&H FINANCIAL PRINTING PROOF #3 04/08/08 10:00 CUST. THE BANK OF NEW YORK FILE NAME 20809 ALCON INC BNY PROXY
Admin: Kerri Shenkin

Alcon®

# YOUR VOTE IS IMPORTANT
# VOTE BY INTERNET / TELEPHONE
# 24 HOURS A DAY, 7 DAYS A WEEK

**INTERNET**

**https://www.proxypush.com/acl**

- Go to the Web site address listed above.
- **Have your Proxy Card ready.**
- Follow the simple instructions that appear on your computer screen.

**OR**

**TELEPHONE**
**1-866-229-3489 (toll free)**
**1-212-785-4770 (toll)**

- Use any touch-tone telephone.
- **Have your Proxy Card ready.**
- Follow the simple recorded instructions.
- Toll number to be utilized by shareholders outside of Canada & the U.S.

**OR**

**MAIL**

- Mark, sign and date your Proxy Card.
- Detach your Proxy Card.
- Return your Proxy Card in the postage-paid envelope provided.

USE THE INTERNET OR TELEPHONE TO TRANSMIT YOUR VOTING INSTRUCTIONS UP UNTIL 4:00 PM, EASTERN DAYLIGHT TIME ON APRIL 29, 2008.

IF YOU WILL ATTEND THE ANNUAL MEETING, PLEASE MARK THE APPROPRIATE BOX ON THE PROXY CARD, BUT DO NOT COMPLETE THE VOTING SECTIONS.

☐

▼ DETACH PROXY CARD HERE IF YOU ARE NOT VOTING BY TELEPHONE OR INTERNET ▼

This Proxy Card is valid only when signed and dated.

Please Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

☒ Votes must be indicated (x) in Black or Blue ink.

| Vote On Proposals | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| 1. Approval of the 2007 Annual Report and Accounts of Alcon, Inc. and the 2007 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries | ☐ | ☐ | ☐ |
| 2. Appropriation of Available Earnings and Proposed Dividend to Shareholders for the Financial Year 2007 | ☐ | ☐ | ☐ |
| 3. Discharge of the Members of the Board of Directors for the Financial Year 2007 | ☐ | ☐ | ☐ |
| 4. Election of KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, as Group and Parent Company Auditors | ☐ | ☐ | ☐ |
| 5. Election of OBT AG, Zürich, as Special Auditors | ☐ | ☐ | ☐ |

| Vote On Proposals | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| 6. Election to the Board of Directors | | | |
| 6a. Paul Bulcke | ☐ | ☐ | ☐ |
| 6b. Thomas G. Plaskett | ☐ | ☐ | ☐ |
| 6c. Paul Polman | ☐ | ☐ | ☐ |
| 6d. Cary R. Rayment | ☐ | ☐ | ☐ |
| 6e. James Singh | ☐ | ☐ | ☐ |
| 6f. Dr. Daniel Vasella | ☐ | ☐ | ☐ |
| 7. Approval of Share Cancellation | ☐ | ☐ | ☐ |

S C A N L I N E

The signature on this Proxy Card should correspond exactly with stockholder's name as printed to the left. In the case of joint tenancies, co-executors, or co-trustees, both should sign. Persons signing as Attorney, Executor, Administrator, Trustee or Guardian should give their full title.

Date Share Owner sign here Co-Owner sign here

Elaine E. Whitbeck
4/8/08

H&H FINANCIAL PRINTING  PROOF #3  04/08/08  10:00  CUST. THE BANK OF NEW YORK   FILE NAME 20809 ALCON INC  BNY PROXY
Admin: Kerri Shenkin

**Updated Version of April 10, 2008**

# Admission Card

If you choose to attend the Alcon, Inc. Annual General Meeting in person, please mark the appropriate box on the Proxy Card and return it to Alcon, Inc. in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, April 29, 2008. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting. **If you have already given your voting instructions by using an earlier version of the Proxy Card, you may resubmit your instructions using this Proxy Card, in which case your initial instructions will be automatically void and replaced by the new instructions. If you do not resubmit your instructions and if you have already appointed Alcon, Inc. as your proxy, your shares will be voted in accordance with the proposals of the Board of Directors with regard to new proposals; if you have appointed the independent representative, the independent representative will abstain from voting regarding new proposals.**

If you appoint Alcon, Inc. or the independent representative as your proxy and if you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the items listed on the agenda. If new proposals (other than those on the agenda) are being put forth before the meeting, the Alcon, Inc. representative will vote in accordance with the position of the Board of Directors. If you appoint the independent representative as your proxy, the independent representative will abstain from voting regarding new proposals. **If you have appointed Alcon, Inc. or the independent representative as a proxy, you may not attend the meeting in person or send a proxy of your choice to the meeting.**


**IF YOU APPOINT A THIRD PARTY AS YOUR PROXY,
PLEASE SIGN AND DATE THE CARD ON THE REVERSE SIDE,
BUT DO NOT COMPLETE THE VOTING SECTION.**

**You Must Separate This Admission Card
Before Returning the Proxy Card in the Enclosed Envelope.**



## ALCON, INC.
### P R O X Y


*IMPORTANT NOTE: If you appoint Alcon, Inc., the independent representative or a third party as your proxy, please sign, date and return this Proxy Card in the enclosed postage pre-paid envelope. Proxies to Alcon, Inc. must arrive no later than April 29, 2008. Proxies for the independent representative must be sent to Alcon, Inc. or directly to the address mentioned below, arriving no later than April 29, 2008.*

☐ The signatory appoints Alcon, Inc. as proxy to vote all shares the signatory is entitled to vote at the Annual General Meeting of Shareholders of Alcon, Inc. on May 6, 2008 on all matters properly presented at the meeting.

☐ The signatory appoints the independent representative, Ms. Andrea Hodel, Attorney-At-Law, Industriestrasse 13c, CH-6304 Zug, Switzerland, with full rights of substitution, to vote all shares the signatory is entitled to vote at the Annual General Meeting of Shareholders of Alcon, Inc. on May 6, 2008 on all matters properly presented at the meeting.

☐ The signatory appoints the following person as proxy to vote all shares the signatory is entitled to vote at the Annual General meeting of Shareholders of Alcon, Inc. on May 6, 2008 on all matters properly presented at the meeting.

_____ Full Name / Corporate Name

_____ Full Address

| | | |
|---|---|---|
| To include any comments, please mark this box. ☐ | ALCON, INC.<br>PROXY PROCESSING<br>P.O. BOX 3548<br>S HACKENSACK NJ 07606-9248 | **IMPORTANT NOTE: SHAREHOLDERS WHO HAVE SOLD THEIR SHARES BEFORE THE MEETING DATE ARE NOT ENTITLED TO VOTE OR PARTICIPATE IN THE MEETING.** |
| To change your address, please mark this box. ☐ | | |
| To attend the meeting, please mark this box. ☐ | | |

Continued on the reverse side. Must be signed and dated on the reverse side.